
FORM 11-K

SEC
Mail Processing
Section

JUN 2 9 2009

Washington, DC

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

- Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 122

For the fiscal year ended December 31, 2008

Commission file number 3~~8-25931~~ 1-16691

A.   Full title of the plan and the address of the plan, if different from that of the Issuer named below:

> Irwin Mortgage Corporation Retirement and Profit Sharing Plan
> 500 Washington Street
> Columbus, Indiana 47201

B.   Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:

> Irwin Financial Corporation
> 500 Washington Street
> Columbus, Indiana 47201

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Date: 06/25/09   By: _____

Pamela J. Price, Benefits Director
Irwin Financial Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Irwin Mortgage Corporation Retirement and
Profit Sharing Plan
December 31, 2008 and 2007, and
Year Ended December 31, 2008
With Report of Registered Public Accounting Firm

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and Year Ended December 31, 2008

Contents



⬛ ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Tel: +1-312 879 2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Irwin Mortgage Corporation Retirement and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1 to the financial statements, the Board of Directors of Irwin Financial Corporation voted on November 30, 2007, to terminate the Plan effective December 1, 2007. As a result, the Plan used the liquidation basis of accounting for 2008 and 2007.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 19, 2009

1

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
Assets		
Investments, at fair value	$ 6,262,515	$ 13,705,914
Cash	13,277	73,809
Receivables:		
Accrued income	639	2,552
	6,276,431	13,782,275
Liabilities		
Unsettled purchases	–	2,416
Total liabilities	–	2,416
Net assets available for benefits at fair value	6,276,431	13,779,859
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	79,881	22,547
Net assets available for benefits	$ 6,356,312	$ 13,802,406

See accompanying notes.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Changes in investments	
Net depreciation in the fair value of investments	$ (3,703,090)
Interest and dividends	230,141
Total investment loss	(3,472,949)
Contributions	
Company	17,500
Participants	–
Total contributions	17,500
Total net change	(3,455,449)
Deductions	
Benefits paid to participants	3,875,650
Administrative expenses	73,265
Transfers out of the Plan	41,730
Total deductions	3,990,645
Decrease in net assets available for benefits	(7,446,094)
Net assets available for benefits	
Beginning of year	13,802,406
End of year	$ 6,356,312

See accompanying notes.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Terminating Plan

The following description of the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined-contribution plan covering all eligible employees of Irwin Mortgage Corporation (the Company or the Employer) who have elected to participate. All eligible employees of the Company who have worked three months are eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In 2006, the majority of the assets of Irwin Mortgage Corporation (IMC) were sold to Freedom Mortgage Corporation (Freedom). Many employees of the Company became employees of Freedom as a result of the sale. Assets totaling $1,211,815 for those affected participants were transferred to Freedom's qualified retirement plan from the Plan. In 2007, additional assets of IMC were sold to New Century Financial. Some employees of the Company became employees of New Century Financial as a result of the sale. Assets totaling $100,042 for those affected participants were transferred to New Century Financial's qualified retirement plan from the Plan.

Many other Company employees not part of the Freedom transaction were terminated during 2006. As a result, the Plan experienced a partial plan termination during 2006. All affected terminated participants were appropriately vested 100% in their participant accounts.

Certain participants of the Plan became employees of Irwin Financial Corporation and eligible for participation in the Irwin Financial Corporation Employees' Savings Plan (IFC Plan) during 2008 and 2007. Assets totaling $41,730 and $310,855 were transferred to the IFC Plan from the Plan during 2008 and 2007, respectively.

Plan Termination

The Plan Document was amended to effectively terminate the Plan on December 1, 2007. Accordingly, the Plan's financial statements are prepared on the liquidation basis of accounting. All remaining participants on the effective date of termination became fully vested in their accounts. Form 5310, *Application for Determination for Terminating Plan*, was filed with the Internal Revenue Service (IRS) on January 16, 2008. Plan assets will be distributed in accordance with the Plan Document and IRS requirements.

1. Description of the Terminating Plan (continued)

The Plan received a favorable determination letter from the Internal Revenue Service regarding the termination.

Administration of the Plan

Fidelity Management Trust Company serves as the Plan's trustee to administer the Plan's assets, and Fidelity Investments Institutional Operations Company, Inc. serves as the Plan's recordkeeper.

Contributions

Nonhighly compensated participants, as defined by the Internal Revenue Code (the Code) and the Plan document, may contribute between 1% and 100% of their eligible compensation, while highly compensated employees, as defined by the Code and the Plan document, may contribute between 1% and 6% of their compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Code. Participants may also contribute amounts representing distributions from other qualified plans. All contributions are subject to certain limitations of the Code.

The Company will match 100% of the employees' contributions up to 2% of earnings, but not to exceed $1,000 per year, which contribution is allocated among the Plan's investment options according to the elections made by the participants. Additionally, at the end of each calendar year, the Employer may contribute and allocate to each participant's account a profit sharing percentage of compensation if the participant contributes at least 2% of his/her compensation to the Plan. The profit sharing percentage is determined annually by the Employer based on a predetermined formula which measures the annual financial performance of the Company. The amendment to the Plan document to terminate the Plan also stated that no profit sharing contribution would be made to the Plan for 2007 and thereafter.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay

1. Description of the Terminating Plan (continued)

record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan document. For the year ended December 31, 2008, there were no forfeitures resulting from withdrawn participants which were utilized to reduce Company contributions. Unallocated forfeiture account balances were $351 and $169,852 as of December 31, 2008 and 2007, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions, profit sharing contributions, and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than one	0%
one but less than two	20
two but less than three	40
three but less than four	60
four but less than five	80
five or more	100

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan terms for repayment include maximum maturity of five years for normal purpose loans and 15 years for loans used for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, in-service withdrawals, or for financial hardship, as defined by the Internal Revenue Code.

1. Description of the Terminating Plan (continued)

Benefits are payable in a lump-sum distribution of cash or in installments based on the participant's election in accordance with the Plan. Benefits worth $1,000 or less are automatically paid in a single lump sum. Benefits worth more than $1,000 but less than $5,000 will be rolled over into an individual retirement account unless a different form of distribution is chosen.

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including Company common stock. Such elections may be changed on a daily basis.

Administrative Expenses

The Plan incurs certain administrative expenses which primarily consist of trustee fees for investments held in the Plan. These expenses are reported on the statement of changes in net assets available for benefits. Expenses related to purchases, sales, or transfer of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses are paid by the Company on behalf of the Plan.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. That framework provides a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as described below:

- Level 1 – Quoted prices for identical instruments in active markets.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

2. Summary of Accounting Policies (continued)

- Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available. The Plan adopted SFAS No. 157 effective January 1, 2008, and reports its investments at fair value accordingly.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment capital gains or loss, on mutual funds, are classified as interest and dividends.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

As described in FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets available for benefits at December 31, 2008 and 2007, are as follows:

	2008	2007
Mutual funds		
Vanguard Mid Cap Growth Fund	$ **873,320**	$ 2,034,522
Fidelity Diversified International Fund*	**810,783**	2,425,899
Fidelity Equity Income Fund*	**720,645**	1,948,749
Fidelity Intermediate Bond Fund*	**711,448**	1,242,761
Fidelity Blue Chip Growth Fund*	**654,446**	1,503,843
Fidelity Spartan U.S. Equity Index Fund*	**472,784**	953,842
Common collective trust		
Fidelity Managed Income Portfolio*	**1,408,861**	2,097,285

*Represents an investment in a party-in-interest.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (3,385,492)
Common stock of the Company	(317,598)
	$ (3,703,090)

4. Fair Value Measurements

The following table presents the hierarchy level for each of our assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008.

	Level 1	Level 2	Level 3	Total
		(Dollars in Thousands)		
December 31, 2008				
Assets				
Mutual funds	$ 4,705,811	$ —	$ —	$ 4,705,811
Common stock	75,843	—	—	75,843
Fully benefit-responsive investment contract of collective trust	—	1,480,861	—	1,480,861
Total assets	$ 4,781,654	$ 1,480,861	$ —	$ 6,262,515

Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Shares of common stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price.

The Plan's interest in the common collective trust is valued based on the fair value of the underlying investments as reported by the Plan's trustee on the last day of the Plan year.

5. Tax Status

The Plan has received a favorable determination letter from the IRS dated November 3, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007, per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 6,356,312	$ 13,802,406
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	(79,881)	(22,547)
Net assets available for benefits per the Form 5500	$ 6,276,431	$ 13,779,859

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500:

	2008
Decrease in net assets available for benefits per the financial statements	$ (7,446,094)
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive contracts	(57,334)
Decrease in net assets available for benefits per the Form 5500	$ (7,503,428)

The financial statements are required to report interest in common collective trust relating to fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

Supplemental Schedule

Irwin Mortgage Corporation Retirement and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 35-1500627 Plan Number: 002

December 31, 2008

Identity of Issuer	Description	Number of Shares/Units	Current Value
Mutual funds	Fidelity Diversified International Fund*	37,693	$ 810,783
	Fidelity Equity Income Fund*	23,345	720,645
	Vanguard Mid Cap Growth Fund	78,607	873,320
	Fidelity Blue Chip Growth Fund*	24,874	654,446
	Fidelity Intermediate Bond Fund*	78,267	711,448
	Royce Opportunity Fund	34,693	193,242
	Fidelity Spartan U.S. Equity Index Fund*	14,821	472,784
	Lord Abbott Mid Cap Value Fund	22,616	235,887
	Fidelity Spartan 500 Index Fund*	535	33,256
			4,705,811
Common collective trust	Fidelity Managed Income Portfolio*	1,560,741	1,480,861
Common stock	Irwin Financial Corporation common stock*	58,038	75,843
			$ 6,262,515

*Denotes party-in-interest.

Note: Cost information has been omitted because all investments are participant directed.